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[NATIXIS LETTERHEAD]

October 12, 2007

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:Gateway Trust Registration Statement on Form N-1A
   File Nos. 333-144744; 811-22099

Ladies and Gentlemen:

This letter is in regards to the Registration Statement on Form N-1A of Gateway Fund (the "Fund"), a series of Gateway Trust (the "Registrant"), that was filed with the Securities and Exchange Commission on July 20, 2007 and amended on October 3, 2007. The Fund is a newly formed "shell" series that was created in connection with the intended acquisition by the Fund of the assets and liabilities of Gateway Fund, a series of The Gateway Trust, an Ohio business trust (the "Acquired Fund"), expected to occur in February 2008. The Fund expects to file a prospectus/proxy statement on Form N-14 in October 2007.

The Registrant undertakes that it will not sell shares of the Fund to the public prior to receiving the assets of the Acquired Fund in the proposed reorganization.

This undertaking should be viewed as Undertaking No. 2 to Item 30 of Part C of the above referenced Registration Statement.

The Registrant also confirms its understanding that by making the above undertaking, the Fund will not be required to satisfy the $100,000 initial capital requirement contained in Section 14(a) of the Investment Company Act of 1940, as amended, prior to the Registration Statement becoming effective.

If you have any questions concerning this filing, please call me at
(617) 449-2818.

                                                  Very truly yours,

                                                  /s/ John DelPrete
                                                  ------------------------------
                                                  John DelPrete
                                                  Assistant Secretary